SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014
Commission File Number: 000-30540

GIGAMEDIA LIMITED
8F, No. 22, Lane 407, Section 2, Tiding Boulevard
Neihu District
Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ x ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia’s Cloud Business to Offer Card Cloud Service and Virtual Platform Solution for Corporate Customers

(attached hereto as Exhibit 99.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited

(Registrant)

Date: December 18, 2014	By: /s/ Dirk Chen
(Signature)
Name: Dirk Chen

Title: Chief Financial Officer

Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang Investor Relations Department Country/City Code 8862 Tel: 2656-8080 amanda.chang@gigamedia.com.tw

GigaMedia’s Cloud Business to Offer Card Cloud Service and Virtual Platform Solution for
Corporate Customers

TAIPEI, Taiwan, December 18, 2014 – GigaMedia Limited (NASDAQ: GIGM) today announced that Giga Card Cloud Service and Virtual Platform Solution launched by its GigaCloud Business are available on the market.

Card Cloud Service provides business card management by transforming physical cards into digital information. It backs up the scanned physical business cards, and the contact details are stored and managed centrally. It also consists of the functions of authority management, quick search of business card directory and remark information and CRM (Customer Relationship Management) integration. Giga Card Cloud Service allows customers to scan, remark, share, manage and search the business cards saved in the cloud anytime and anywhere through all kinds of devices and browsers, and it ensures that the contact information of business cards will not be lost or damaged even if the mobile device used by the customer is accidentally deleted. Besides, given that the employees resign, Giga Card Cloud Service can help the enterprises preserve the information of customers, which is considered an important part of the corporate assets. The contact information will also be stored on the mobile phone’s address book which enables the users to call any phone number and view the address on the map.

GigaCloud’s Virtual Platform Solution is to help corporate customers design and build their private clouds integrated with our Cloud Services. In comparison with traditional software program for corporate use, it is expensive for upgrade fees when corporate customers require for expanding the scope of application; moreover, the expenses are high for purchasing tailor-made business software. GigaCloud’s “Virtual Platform Solution” facilitates corporate customers to effectively increase the utilization of their existing IT infrastructure and easily enlarge the scope of application with improved agility, reliability, scalability and cost-savings.

GigaCloud will continue to work with the software partners for providing diversified cloud services in the future.
About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2014.

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